Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021

(unaudited)

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August 10, 2022

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval. The condensed interim consolidated financial statements have not been audited.

“Luis Marchese”	“Ed Guimaraes”
Luis Marchese	Ed Guimaraes
Chief Executive Officer	Chief Financial Officer

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2022 and December 31, 2021

(In thousands of United States dollars, unaudited)

	Note	June 30, 2022	December 31, 2021
		$	$
ASSETS

Current assets:
Cash and cash equivalents		16,404	34,929
Trade and other receivables	3	26,173	37,122
Income tax receivable		10,394	4,857
Prepaid expenses		2,405	2,538
Inventories	4	24,537	26,677
		79,913	106,123

Non-current assets:
Property, plant and equipment	5	292,746	289,615
Deferred income tax		1,758	1,086
Total assets		374,417	396,824

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	6	50,664	44,308
Income tax payable		3,325	7,444
Loans payable	7	24,979	24,855
Decommissioning liability		1,994	1,012
Other liabilities		5,377	11,183
		86,339	88,802

Non-current liabilities:
Loans payable	7	55,814	55,949
Deferred income tax		21,770	26,824
Decommissioning liability		15,191	17,140
Other liabilities		4,145	3,477
Total liabilities		183,259	192,192

EQUITY
Share capital	8	233,518	232,915
Accumulated deficit		(88,983)	(74,086)
Other reserves		9,953	10,420
Equity attributable to owners of the Company		154,488	169,249
Non-controlling interest	9	36,670	35,383
Total equity		191,158	204,632

Total liabilities and equity		374,417	396,824

Contingencies (notes 7 and 15)

Approved on behalf of the Board and authorized for issue on August 10, 2022:

“Oscar Cabrera”	“Koko Yamamoto”
Oscar Cabrera	Koko Yamamoto
Chairman of the Board	Chairperson of the Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income (Loss)

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
		2022	2021	2022	2021
	Note	$	$	$	$
Revenue	14	49,941	79,449	107,182	149,073

Cost of sales
Mining costs	10	(44,501)	(35,549)	(82,088)	(72,666)
Depletion, depreciation and amortization	10	(9,436)	(10,725)	(18,448)	(21,973)
		(53,937)	(46,274)	(100,536)	(94,639)
Gross profit (loss) from mining operations		(3,996)	33,175	6,646	54,434

General and administrative expenses		(5,553)	(5,187)	(10,816)	(11,183)
Selling expenses		(2,156)	(2,858)	(4,209)	(5,578)
Income (loss) from operations		(11,705)	25,130	(8,379)	37,673

Other incomes (expenses and losses)		584	(464)	36	(703)
Foreign currency exchange gain (loss)		301	(1,229)	(1,562)	(497)
Interest expense and other finance costs		(950)	(863)	(1,717)	(1,743)
Derivative instruments gains		-	-	-	451
Income (loss) before income tax		(11,770)	22,574	(11,622)	35,181

Income taxes (expense) recovery:
Current tax expense		(4,936)	(11,875)	(7,640)	(20,667)
Deferred tax recovery		966	380	5,652	325
		(3,970)	(11,495)	(1,988)	(20,342)

Net income (loss)		(15,740)	11,079	(13,610)	14,839

Net income (loss) attributable to:
Shareholders of the Company		(15,266)	9,084	(14,897)	12,168
Non-controlling interests	9	(474)	1,995	1,287	2,671
		(15,740)	11,079	(13,610)	14,839

Weighted average shares outstanding (000s)
Basic		163,934	163,428	163,683	163,121
Diluted		163,934	164,740	163,683	164,504

Basic income (loss) per share		(0.09)	0.06	(0.09)	0.07
Diluted income (loss) per share		(0.09)	0.06	(0.09)	0.07

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and six months ended June 30, 2022 and 2021

(In thousands of United States dollars, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Net income (loss)	(15,740)	11,079	(13,610)	14,839

Other comprehensive income (loss)
Items that may be subsequently classified to net loss:
Currency translation adjustments on foreign operations	(175)	161	(190)	(58)
Total comprehensive income (loss)	(15,915)	11,240	(13,800)	14,781

Total comprehensive income (loss) attributable to:
Shareholders	(15,441)	9,245	(15,087)	12,110
Non-controlling interests	(474)	1,995	1,287	2,671
Total comprehensive income (loss)	(15,915)	11,240	(13,800)	14,781

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the six months ended June 30, 2022 and 2021

(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders’ equity
		$	$	$	$	$	$
Balance at January 1, 2022	163,428,150	232,915	10,420	(74,086)	169,249	35,383	204,632

Exercise of RSUs	513,315	603	(603)	-	-	-	-
Share-based compensation expense		-	326	-	326	-	326
Total comprehensive income (loss)		-	(190)	(14,897)	(15,087)	1,287	(13,800)
Balance at June 30, 2022	163,941,465	233,518	9,953	(88,983)	154,488	36,670	191,158

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders’ equity
		$	$	$	$	$	$
Balance at January 1, 2021	162,810,553	230,980	11,840	(41,820)	201,000	39,208	240,208
					-		-
Exercise of RSUs	617,597	1,935	(1,935)	-	-	-	-
Share-based compensation expense	-	-	724	-	724	-	724
Total comprehensive income (loss)	-	-	(58)	12,168	12,110	2,671	14,781
Balance at June 30, 2021	163,428,150	232,915	10,571	(29,652)	213,834	41,879	255,713

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021
		$	$	$	$
Cash flows from operating activities
Net income (loss) from operations		(15,740)	11,079	(13,610)	14,839

Items not affecting cash:
Depletion, depreciation and amortization		9,453	12,027	18,616	23,809
Share-based compensation		131	287	326	724
Loss on disposals and write-offs		18	-	730	-
Interest expense and other finance costs		508	792	1,275	1,672
Current income tax expense		4,936	11,875	7,640	20,667
Deferred income taxes recovery		(966)	(380)	(5,652)	(325)
Unrealized foreign currency exchange gain		30	(269)	(254)	(705)
Operating cash flows before movements in working capital		(1,630)	35,411	9,071	60,681
Net changes in non-cash working capital items	13	17,022	374	14,007	3,994
Decomissioning liabilities settled		(463)	(300)	(553)	(358)
Income tax paid		(5,575)	(7,119)	(17,045)	(17,791)
Cash generated from operating activities		9,354	28,366	5,480	46,526

Cash flows used in investing activities
Capital expenditures		(11,817)	(19,499)	(22,548)	(34,051)
Cash used in investing activities		(11,817)	(19,499)	(22,548)	(34,051)

Cash flows used in financing activities
Proceeds from the term loan facility	7 (b)	6,250	-	12,500	-
Repayment of Senior Secured Corporate Credit facility with BCP		(6,250)	(6,250)	(12,500)	(6,250)
Loan interest paid		(358)	(850)	(1,029)	(1,693)
Repayment of leases		(234)	-	(458)	-
Cash used in financing activities		(592)	(7,100)	(1,487)	(7,943)

Effect of foreign exchange rate changes on cash and cash equivalents		(52)	6	30	97

Increase (decrease) in cash and cash equivalents		(3,107)	1,773	(18,525)	4,629
Cash and cash equivalents, beginning of period		19,511	74,329	34,929	71,473
Cash and cash equivalents, end of period		16,404	76,102	16,404	76,102

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in Sociedad Minera Corona S.A (“SMC”), operating the polymetallic Yauricocha Mine in Peru. The shares of SMC are listed on the BVL. The Company also owns a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2021, and have been consistently applied in the preparation of these condensed interim consolidated financial statements except for the following:

As of June 30, 2022, as a result continuous evaluation of the consolidated financial statements management revisited the tax expense for the three-month ended March 31, 2022 and the three- month ended June 30, 2022. As a result, management adjusted the tax expense for the six-month ended June 30, 2022, increasing the tax expense by $2.3 million ($3.7 million were related to the three-month ended March 31, 2022).

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 10, 2022.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at June 30, 2022 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	Trade and other receivables

	June 30,	December 31,
	2022	2021
	$	$
Trade receivables	16,806	27,001
Sales tax receivables	9,367	10,121
	26,173	37,122

4	Inventories

	June 30,	December 31,
	2022	2021
	$	$
Stockpiles	693	4,092
Concentrates	4,186	3,630
Supplies and spare parts (net of obsolescence provision)	19,658	18,955
	24,537	26,677

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the three and six-month periods ended June 30, 2022 and 2021 of $53,937 and $100,536 (2021 - $46,274 and $94,639), respectively. Supplies and spare parts inventory as at June 30, 2022 is stated net of provision of $5,356 (as at June 30, 2021 - $3,984) to write down inventories down due to obsolescence or infrequent use. During the three and six months ended June 30, 2022, the Company wrote down stockpile and concentrate inventory to its net realizable value (“NRV”), recording a charge $2,678 and $5,218 (2021 - $385 & $741), respectively, which is included in our mining costs as per note 10.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

5	Property, plant and equipment

Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation assets	Total
	$	$	$	$	$
Balance as of January 1, 2021	300,545	479,402	52,461	38,558	870,966

Additions	4,137	16,830	36,825	17,410	75,202
Change in estimate of decomissioning liability	(3,870)	-	-	-	(3,870)
Disposals	(8,033)	-	(3)	(1,312)	(9,348)
Transfers	20,414	2,345	(17,508)	(5,251)	-
Balance as of December 31, 2021	313,193	498,577	71,775	49,405	932,950

Additions	6,231	5,622	5,087	5,916 #	22,856
Change in estimate of decomissioning liability	(692)	-	-	-	(692)
Disposals	(4,514)	-	-	-	(4,514)
Transfers	7,026	1,693	-	(8,719)	-
Balance as of June 30, 2022	321,244	505,892	76,862	46,602	950,600

Accumulated depreciation	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation assets	Total
	$	$	$	$	$
Balance as of January 1, 2021	203,438	365,742	-	-	569,180

Depletion, depreciation and amortization	29,327	16,747	-	-	46,074
Disposals	(6,919)	-	-	-	(6,919)
Impairment	9,588	20,828	-	4,584	35,000
Balance as of December 31, 2021	235,434	403,317	-	4,584	643,335

Depletion, depreciation and amortization	12,619	5,684	-	-	18,303
Disposals	(3,784)	-	-	-	(3,784)
Balance as of June 30, 2022	244,269	409,001	-	4,584	657,854

Net Book Value - June 30, 2022	76,975	96,891	76,862	42,018	292,746
Net Book Value - December 31, 2021	77,759	95,260	71,775	44,821	289,615

The Company performs impairment indicators assessments for its property, plant and equipment at all sites, using life of mine (“LOM”) plans at the end of each quarter. These LOMs incorporate current operational practices, long term metal prices based on recent analyst consensus and productivity assumptions, based on recent operating experience at the mines. The LOMs are not a National Instrument 43-101 technical report, but management's best estimate of future expected cash flows.

On December 31, 2021, management, based on the uncertainties around the ability of the company to expand the production levels and higher production costs at the Cusi cash generating unit (“CGU”), developed three LOM scenarios at different throughput levels, incorporating alternative design approaches and processing methods. The company assigned weighted probabilities to each of these scenarios to estimate the Fair Value Less Costs of Disposal (“FVLCD”) as on December 31, 2021 and concluded that a $35,000 impairment was required for the Cusi CGU. The key assumptions used to forecast the cash flows included the silver price and the weighted average of the scenarios considered. On June 30, 2022, the Company updated the three production scenarios using the most current metal price assumptions as of that date and revisited the probabilities assigned to each of the scenarios. Based on the updated information, management concluded that no further impairment was required for the Cusi CGU as of June 30, 2022.

Future forecasted silver prices were obtained from independent sources and range between $21.77 and $24.35 during the lifetime of the CGU. All other assumptions remaining the same, if the prices used by management were to decrease by 10%, the company would have to recognise an impairment of $19.0 million ($18.9 million as of December 31, 2021).

All other assumptions remaining the same, if the probabilities of the different scenarios were to become 10% more negative than management’s estimate (base case scenario to increase by 10% and best case scenario reduced by 10%), the Company would have to recognise an impairment of $3.7 million ($3.0 million as of December 31, 2021).

6	Accounts payable and accrued liabilities

	June 30,	December 31,
	2022	2021
	$	$
Trade payables	30,285	28,436
Other payables and accrued liabilities	20,379	15,872
	50,664	44,308

All accounts payable and accrued liabilities are expected to be settled within 12 months

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

7	Loans payable

		June 30,	December 31,
		2022	2021
		$	$
Current Portion
Senior Secured Corporate Credit Facility with Banco de Credito del Peru ("BCP")	(a)	24,979	24,855
		24,979	24,855

Long term Portion
Senior Secured Corporate Credit Facility with Banco de Credito del Peru ("BCP")	(a)	43,314	55,949
Term loan from BCP and Santander	(b)	12,500	-
Total long term portion		55,814	55,949
Total loans payable		80,793	80,804

a)	On March 11, 2019, the Company entered into a six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provided the Company with additional liquidity and the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at June 30, 2022.

Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the six months ended June 30, 2022, the Company made interest payments of $974 (2021 - $1,693).

On February 17, 2020, BCP entered into a syndication agreement with Banco Santander S.A for $30.0 million of this credit facility. BCP continues to remain as the principal lender and there were no changes to the terms and conditions of the original agreement. Principal payments on the amount drawn from the facility began in June 2021. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 3.26%.

b)	On June 7, 2022, the Company, through its subsidiary, Corona, received approval for a $25.0 million credit facility from BCP and Banco Santander S.A to refinance the quarterly installments payable in 2022 by the Company. Accordingly, $12.5 million was used to repay the two installments that became due during the first half of the year. This loan facility carries an annual variable interest rate of Secured Overnight Financing Rate (“SOFR”) (3 months) + 3.65%. During the six months ended June 30, 2022, the Company made interest payments of $55 (2021 - $nil).

As of June 30, 2022, the Company has the following approved unutilized credit facilities:

• line of credit for $14.0 million from Scotiabank, Lima.

• line of credit for $5.0 million from Banco Santander, Mexico

• line of credit for 30.0 million Mexican Pesos from Banco Santander, Mexico

• Working capital line of credit of up to $5.0 million from HSBC, Mexico

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the six months ended June 30, 2022 and the year ended December 31, 2021 was as follows:

	Number of RSUs
	June 30,	December 31,
	2022	2021
Outstanding, beginning of period	1,045,831	1,409,058
Granted	1,235,534	617,187
Exercised	(513,315)	(617,597)
Forfeited	(189,328)	(362,817)
Outstanding, end of period	1,578,722	1,045,831

On June 30, 2020, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the six months ended June 30, 2022, the Company granted RSU’s totaling 1,235,534 which had a fair value of C$1.10 based on the closing share price at grant date. RSUs exercised during the six months ended June 30, 2022 had a weighted average fair value of C$2.30 (2021 – C$1.81) and the RSUs forfeited had a weighted average fair value of C$2.41 (2021 – C$1.88). As at June 30, 2022, the weighted average fair value of the RSUs outstanding is C$1.56 (as at December 31, 2021 – C$2.55).

(c)	Deferred Share Units (“DSUs”)

On June 10, 2022, the Compensation Committee approved a director’s retainer, whereby the members of the Company’s board were entitled to 2/3rd of their annual retainer in the form of DSUs. These DSUs have a vesting schedule of 25% each quarter and would vest completely prior to the next Annual General Meeting. Accordingly, on June 11, 2022, the Company issued 777,333 DSUs which had a weighted average fair value of C$1.17.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

9	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

Summarized balance sheet

	June 30,	December 31,
	2022	2021
	$	$
Current
Assets	101,364	97,988
Liabilities	(30,187)	(38,845)
Total current net assets	71,177	59,143

Non-current
Assets	180,692	178,610
Liabilities	(49,434)	(42,558)
Total non-current net assets	131,258	136,052
Net assets	202,435	195,195

Summarized income statement

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Revenue	32,055	50,830	67,849	92,755
Income before income tax	(1,165)	19,206	6,781	28,940
Income tax expense	(1,446)	(8,221)	307	(14,231)
Total income (loss)	(2,611)	10,985	7,088	14,709
Total income (loss) attributable to non-controlling interests	(474)	1,995	1,287	2,671

Summarized cash flows

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Cash flows from operating activities
Cash generated from operating activities	4,393	25,620	15,473	42,116
Net changes in non cash working capital items	8,688	(5,139)	7,075	(3,976)
Decomissioning liabilities settled	(463)	(231)	(553)	(289)
Income taxes paid	(5,840)	(5,312)	(14,417)	(12,486)
Net cash generated from operating activities	6,778	14,938	7,578	25,365
Net cash used in investing activities	(4,493)	(7,329)	(10,671)	(13,721)
Net cash used in financing activities	(4,541)	(3,100)	(15,012)	(4,100)
Effect of foreign exchange rate changes on cash and cash equivalents	(9)	1	11	(22)
Increase (decrease) in cash and cash equivalents	(2,265)	4,510	(18,094)	7,522
Cash and cash equivalents, beginning of period	17,041	68,039	32,870	65,027
Cash and cash equivalents, end of period	14,776	72,549	14,776	72,549

10	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three and six months ended June 30, 2022 and 2021 relate to the Yauricocha, Bolivar and Cusi Mines.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

Mining costs

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Employee compensation and benefits	7,614	8,112	13,911	15,219
Third party and contractors costs	25,361	17,306	44,625	35,905
Depreciation	9,436	10,725	18,448	21,973
Consumables	9,605	8,934	18,163	16,878
Changes in inventory and other	1,921	1,197	5,389	4,664
	53,937	46,274	100,536	94,639

11	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2022	$	$	$	$	$
Revenue (1)	67,849	23,912	15,421	-	107,182

Production cost of sales	(43,754)	(26,281)	(12,053)	-	(82,088)
Depletion of mineral property	(3,100)	(2,631)	(371)	-	(6,102)
Depreciation and amortization of property, plant and equipment	(6,855)	(3,805)	(1,686)	-	(12,346)
Cost of sales	(53,709)	(32,717)	(14,110)	-	(100,536)

Gross profit (loss) from mining operations	14,140	(8,805)	1,311	-	6,646

Income (loss) from operations	7,711	(10,389)	(2,819)	(2,882)	(8,379)
Interest expense and other finance costs	(1,237)	(38)	(32)	(410)	(1,717)
Other income (expense)	(604)	353	300	(13)	36
Foreign currency exchange gain (loss)	(1,319)	(19)	(16)	(208)	(1,562)
Income (loss) before income tax	4,551	(10,093)	(2,567)	(3,513)	(11,622)

Income tax expense	(1,992)	88	(84)	-	(1,988)

Net income (loss) from operations	2,559	(10,005)	(2,651)	(3,513)	(13,610)

	Peru	Mexico	Canada	Total
June 30, 2022	$	$	$	$
Total assets	229,490	143,560	1,367	374,417
Non-current assets	180,699	113,768	37	294,504
Total liabilities	130,102	31,820	21,337	183,259

(1) Includes provisional pricing adjustments of: $(5,136) for Yauricocha, $(1,316) for Bolivar, and $190 for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2021	$	$	$	$	$
Revenue (1)	92,755	44,083	12,235	-	149,073

Production cost of sales	(42,598)	(19,433)	(10,635)	-	(72,666)
Depletion of mineral property	(4,898)	(2,616)	(794)	-	(8,308)
Depreciation and amortization of property, plant and equipment	(8,234)	(3,613)	(1,818)	-	(13,665)
Cost of sales	(55,730)	(25,662)	(13,247)	-	(94,639)

Gross profit (loss) from mining operations	37,025	18,421	(1,012)	-	54,434

Income (loss) from operations	29,702	12,970	(2,215)	(2,784)	37,673
Derivative gains	-	-	451	-	451
Interest expense and other finance costs	(1,116)	(32)	(6)	(589)	(1,743)
Other income (expense)	(1,008)	260	50	(5)	(703)
Foreign currency exchange gain (loss)	(124)	(467)	(91)	185	(497)
Income (loss) before income tax	27,454	12,731	(1,811)	(3,193)	35,181

Income tax expense	(14,231)	(5,134)	(977)	-	(20,342)

Net income (loss) from operations	13,223	7,597	(2,788)	(3,193)	14,839

	Peru	Mexico	Canada	Total
June 30, 2021	$	$	$	$
Total assets	286,382	178,693	1,454	466,529
Non-current assets	170,927	142,421	34	313,382
Total liabilities	144,520	37,021	29,275	210,816

(1) Includes provisional pricing adjustments of: ($1,129) for Yauricocha, ($983) for Bolivar, and ($291) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2022	$	$	$	$	$
Revenue (1)	32,055	12,323	5,563	-	49,941
					-
Production cost of sales	(24,235)	(13,887)	(6,379)	-	(44,501)
Depletion of mineral property	(93)	(1,013)	222	-	(884)
Depreciation and amortization of property, plant and equipment	(5,451)	(1,822)	(1,279)	-	(8,552)
Cost of sales	(29,779)	(16,722)	(7,436)	-	(53,937)

Gross profit (loss) from mining operations	2,276	(4,399)	(1,873)	-	(3,996)

Income (loss) from operations	(1,481)	(4,447)	(4,697)	(1,080)	(11,705)
Interest expense and other finance costs	(690)	(26)	(21)	(213)	(950)
Other income (expense)	(91)	371	315	(11)	584
Foreign currency exchange gain (loss)	13	349	298	(359)	301
Income (loss) before income tax	(2,249)	(3,753)	(4,105)	(1,663)	(11,770)

Income tax expense	(3,744)	(36)	(190)	-	(3,970)

Net income (loss) from operations	(5,993)	(3,789)	(4,295)	(1,663)	(15,740)

(1) Includes provisional pricing adjustments of: $(8,360) for Yauricocha, $(2,396) for Bolivar, and $(218) for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2021	$	$	$	$	$
Revenue (1)	50,830	22,555	6,064	-	79,449

Production cost of sales	(21,132)	(9,016)	(5,401)	-	(35,549)
Depletion of mineral property	(2,522)	(1,503)	(283)	-	(4,308)
Depreciation and amortization of property, plant and equipment	(3,924)	(1,545)	(948)	-	(6,417)
Cost of sales	(27,578)	(12,064)	(6,632)	-	(46,274)

Gross profit (loss) from mining operations	23,252	10,491	(568)	-	33,175

Income (loss) from operations	19,748	7,578	(1,015)	(1,181)	25,130
Derivative gains	-	-	-	-	-
Interest expense and other finance costs	(513)	(21)	(3)	(326)	(863)
Other income (expense)	(691)	198	31	(2)	(464)
Foreign currency exchange gain (loss)	(294)	(871)	(215)	151	(1,229)
Income (loss) before income tax	18,250	6,884	(1,202)	(1,358)	22,574

Income tax expense	(8,221)	(2,928)	(346)	-	(11,495)

Net income (loss) from operations	10,029	3,956	(1,548)	(1,358)	11,079

For the six months ended June 30, 2022, 63% of the revenues ($67,849) were from eight customers based in Peru and the remaining 37% of the revenues ($39,333) were from two customers based in Mexico. In Peru, two major customers accounted for 45% and 16% of the revenues, while the two customers in Mexico accounted for 65% and 35% of the revenues.

For the six months ended June 30, 2021, 62% of the revenues ($92,755) were from seven customers based in Peru and the remaining 38% of the revenues ($56,318) were from two customers based in Mexico. In Peru, two major customers accounted for 50% and 23% of the revenues, while the two customers in Mexico accounted for 59% and 41% of the revenues.

As at June 30, 2022, the trade receivable balance of $16,806 includes amounts outstanding of $4,765 from the two major customers in Peru and $4,018 from the two customers in Mexico.

12	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and accrued liabilities, and loans payable.

(a)	Fair value of financial instruments

As at June 30, 2022 and December 31, 2021, the fair value of the financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three-level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

Level 3 – inputs for the asset or liability that are not based on observable market data.

At June 30, 2022 and December 31, 2021, the levels in the fair value hierarchy into which the Company’s financial assets are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	June 30, 2022				December 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Trade receivables (1)	-	16,806	-	16,806	-	27,001	-	27,001
	-	16,806	-	16,806	-	27,001	-	27,001

(1) Trade receivables exclude sales and income tax receivables.

There were no financial liabilities measured at fair value. There were no transfers between Level 1, Level 2, and Level 3 during the six months ended June 30, 2022 and 2021.

13	Supplemental cash flow information

Changes in working capital

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Trade and other receivables	8,416	(4,017)	10,650	(6,326)
Financial and other assets	151	376	133	370
Inventories	1,846	(4,695)	1,827	(6,462)
Accounts payable and accrued liabilities	9,123	6,876	7,457	13,937
Other liabilities	(2,514)	1,834	(6,060)	2,475
	17,022	374	14,007	3,994

14	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Revenues from contracts with customers	60,915	82,728	113,444	151,476
Provisional pricing adjustments on concentrate sales	(10,974)	(3,279)	(6,262)	(2,403)
Total revenues	49,941	79,449	107,182	149,073

The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Revenues from contracts with customers:
Silver	12,355	20,669	26,889	38,459
Copper	29,082	30,915	50,895	52,580
Lead	3,317	6,991	6,766	14,074
Zinc	12,036	20,077	22,017	38,386
Gold	4,125	4,076	6,877	7,977
Total revenues from contracts with customers	60,915	82,728	113,444	151,476

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

15	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Carlos. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. On March 12, 2021, the first Civil Court of Chihuahua complied with the order of the Collegiate Court absolving DBM of all claims raised by the plaintiff. The plaintiff filed an appeal against this ruling on April 7, 2021, which was dismissed by the Second Collegiate Federal on April 6, 2022, leaving the plaintiff with the only option of appealing to the Supreme Court.

16	Subsequent events

The Management has evaluated all events that occur after the financial reporting date through the date when the financial statements were issued and determined that there were no reportable subsequent events to be disclosed.

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